Exhibit 99.(a)(1)(K)

ANNOUNCEMENT

CANADIAN TAX SETTLEMENT FOR DISCOUNTED OPTIONS

July 11, 2007

Dear Employee:

As reported in Synopsys, Inc.’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2007, subsequent to the fourth quarter of fiscal year 2005, Synopsys (for purposes of this announcement, “Synopsys” includes Synopsys, Inc. and its Canadian affiliate, Synopsys Canada LLC) discovered an error in its option grant process relating to the documentation of grants solely with respect to non-executive stock option grants. As a result of this review, we identified occasions during the affected period on which we used incorrect measurement dates for determining the accounting consequences of certain stock options. As such, Synopsys has determined that these affected stock options were likely granted at a discount from fair market value for both accounting and tax purposes.

Paragraph 110(1)(d) of the Income Tax Act (Canada) allows a deduction of up to 50% of the income from the exercise of an employee stock option for purposes of computing the employee’s taxable income.  The amount eligible for up to a 50% deduction is reported in Box 39 of the employee’s Statement of Remuneration Paid (Form T-4).  However, in order to qualify for this deduction, the option must be granted at an exercise price that is not less than fair market value of the underlying shares at the date the option is granted.  Because the price of certain stock options was determined as described above, the exercises of these options did not qualify for up to a 50% deduction.  Therefore Synopsys erroneously reported the income from the exercises of these options on the Forms T-4, and Synopsys employees have erroneously claimed up to a 50% deduction for these exercises.

Synopsys will offer to settle the additional taxes resulting from an employee erroneously claiming up to a 50% deduction, as described more fully below.

Synopsys has discussed these facts with the Canadian Revenue Agency (“CRA”) under the CRA’s Voluntary Disclosure Program.   Synopsys has initiated a Voluntary Disclosure and Settlement procedure whereby it will correct the misreported information on the T-4s for options that were affected, and pay the increase in the employee’s tax on the employee’s behalf.  The Voluntary Disclosure and Settlement procedure is expected to work as follows:

1.                                       Synopsys will submit information to CRA with the employee’s name, social insurance number, information on the discounted options exercised and the amount of the income erroneously reported in Box 39 of the Form T-4.

2.                                       CRA will compute the additional tax owed by each employee for each year.

3.                                       CRA will inform Synopsys of the amount of tax and interest owed.

4.                                       Synopsys will make a payment directly to CRA for the employee’s tax and interest.

5.                                       CRA will credit the tax and interest paid to each employee’s account.

6.                                       CRA will issue to each employee a notice of reassessment for the relevant taxation year(s), which will show (a) the additional tax owed, with interest and (b) an offsetting credit for the amounts paid by Synopsys.  The reassessment notice should show a zero balance due.

Synopsys payment of each employee’s tax will be treated as additional taxable income to the employee, which must be reported on the employee’s Form T-4 for the year in which the payment is made.  Synopsys will pay any additional income taxes the employee owes for the year of payment as a result of the settlement payment.  Accordingly, Synopsys will pay additional income tax withholding, computed at the highest federal and provincial income tax rate, in order to cover the additional taxes resulting from the settlement payment.  Assuming Synopsys receives notification from the CRA of the amount of the required settlement payment before the end of 2007, Synopsys expects to make the settlement payment in 2007 and to include the amounts paid in the employee’s 2007 Form T-4.

This payment is a one time only payment being made to reimburse the employee for the additional taxes resulting from the employee erroneously claiming up to a 50% deduction, and does not constitute a raise,  bonus, or any other form of increase in the employee’s base or incentive income.

We request that each employee eligible for the settlement program complete the attached Consent (Synopsys), which authorizes Synopsys to make payments on the employee’s behalf in settlement of tax liabilities resulting from the settlement.  You must also complete the attached Authorization and Consent (CRA), appointing Synopsys’ outside Canadian tax counsel, Ogilvy Renault LLP, as your tax agent, solely for the purpose of this settlement.  Once we have received your forms, you will be included in the settlement program.  There should be nothing further that you are required to do.  Your receipt of a notice of reassessment, which should show you owe no additional income tax as a result of the discounted option exercise, will be your documentation that the settlement process has been completed.

You should fax your consent and authorization forms to:  Shareholder Services at 650-584-4484.

We must receive your Consent (Synopsys) and Authorization and Consent (CRA) forms by August 1, 2007 in order to include you in the settlement program.

Please see the attached FAQ for additional information.

Very truly yours,

Don Rath
Vice President, Corporate Tax
Synopsys, Inc.

CONSENT FORM

(Synopsys)

Re:	Voluntary Disclosure and Settlement

Name of employee:

1.                                      The Employee hereby authorizes Synopsys, Inc., Synopsys Canada LLC (collectively referred to herein as “Synopsys”) and its outside tax counsel, Ogilvy Renault LLP to communicate with the Canada Revenue Agency (the “CRA”) regarding the voluntary disclosure and settlement process undertaken by Synopsys in respect of the participation by the Employee in the stock option plan established by Synopsys, Inc. (the “Voluntary Disclosure and Settlement”).

2.                                       Synopsys, Inc. and Synopsys Canada LLC are authorized to make payment of taxes due in connection with the Voluntary Disclosure and Settlement on the Employee’s behalf.

Signature:

Date:

The parties have expressly requested that this Consent Form and all related documents be drafted in English.  Les parties ont expressément requis que ce formulaire d'autorisation ainsi que tous les documents y afférents soient rédigés en anglais.

AUTHORIZATION AND CONSENT

(CRA)

Re:	Voluntary Disclosure and Settlement

Name of taxpayer:

Social Insurance Number:

1.                                       The Taxpayer hereby appoints Ogilvy Renault LLP as its authorized representative to communicate with the Canada Revenue Agency (the “CRA”) regarding the voluntary disclosure and settlement process undertaken by  Synopsys, Inc. and Synopsys Canada LLC in respect of the participation by employees in the stock option plan established by Synopsys, Inc. (the “Voluntary Disclosure and Settlement”).

2.                                       Ogilvy Renault LLP is authorized to act on behalf of the Taxpayer in initiating the Voluntary Disclosure and Settlement. The CRA is authorized by the Taxpayer to communicate, accept submissions from and otherwise deal with Paul Carenza of Ogilvy Renault LLP or such other person as he may designate on all matters relating to the Voluntary Disclosure and Settlement.

Signature:

Date:

The parties have expressly requested that this Authorization and Consent Form and all related documents be drafted in English.  Les parties ont expressément requis que cette autorisation et consentement ainsi que tout les documents y afférents soient rédigés en anglais.

CANADIAN DISCOUNTED OPTION

VOLUNTARY DISCLOSURE AND SETTLEMENT PROCEDURE

FAQ

Q-1:                                               What years does the settlement program include?

A-1:                The program covers options exercised during the years 2004, 2005 and 2006.

Q-2:                What about discounted options I exercised prior to 2004?

A-2:                Because the statute of limitations on assessment of your Canadian income tax liability has likely expired for 2003 and prior years, it is expected that the CRA will not issue reassessments for those years.

Q-3:                What about discounted options I exercised after 2006?

A-3:                Because your tax return for 2007 is not yet due, discounted options exercised during 2007 will not be included in the settlement program.  For any discounted option exercised in 2007, Synopsys will not report the amount of gain as eligible for up to a 50% deduction on the 2007 T-4.   For any discounted option exercised on or prior to July 11, 2007, Synopsys will pay the employee’s incremental income taxes associated with the loss of up to a 50% deduction, and will report the tax reimbursement on the employee’s 2007 Form T-4.  In addition, if you terminate your employment with Synopsys prior to the expiration of the Tender Offer, so that you are not eligible to amend the exercise price of your discounted options, Synopsys will pay the incremental income taxes associated with the loss of up to a 50% deduction for any discounted option exercised in 2007.

Q-4:                Do I have to participate in the Voluntary Disclosure and Settlement procedure?

A-4:                You are not required to participate in the Voluntary Disclosure and Settlement procedure.

Q-5:                What happens if I do not participate in the Voluntary Disclosure and Settlement procedure?

A-5:                Synopsys still must correct the erroneous information previously reported on the employee’s Form T-4.  Therefore it will file with CRA an amended Form T-4 for each year affected.  Synopsys expects that you eventually will receive a notice of reassessment as a result of this amendment.

Q-6:                How is this Voluntary Disclosure and Settlement procedure related to the Tender Offer that was announced on July 11, 2007?

A-6:                The Voluntary Disclosure and Settlement procedure  and the Tender Offer both address the discounted options granted by Synopsys.  The settlement program with the CRA addresses options that were exercised from 2004 through 2006.  The Tender Offer is an offer by Synopsys to amend the discounted stock options that you have not exercised to enable you to take up to a 50% deduction for exercises occurring in the future, after those options are amended.

Q-7:                Do I need to participate in the Tender Offer in order to participate in the Voluntary Disclosure and Settlement procedure?

A-7:                Participation in the Voluntary Disclosure and Settlement procedure and the Tender Offer are both voluntary.  You do not need to participate in one in order to participate in the other.  In some cases, employees who are eligible to participate in the Voluntary Disclosure and Settlement procedure will not be eligible to participate in the Tender Offer because they have no discounted options left to exercise.  In other cases, employees who are eligible to participate in the Tender Offer will not be included in the Voluntary Disclosure and Settlement procedure, because they did not exercise any discounted options during the years 2004 through 2006.

Q-8:                What if I receive a notice of assessment, but it shows a balance due or a refund due?

A-8:                You should notify Erika Varga McEnroe, Associate General Counsel, Synopsys, Inc. (phone:  (650) 584-4241,
e-mail don.rath@synopsys.com)

Q-9:                How do I learn more?

A-9:                To learn more about the Voluntary Disclosure and Settlement procedure and the Tender Offer, please attend one of the two employee meetings.  You may participate in person or via webcast.   The meeting information is set forth below:

Wednesday, July 18, 2007 - 10:00 a.m. EDT

Casa Loma meeting room, Mississauga

https://synopsys.webex.com/mw0304l/mywebex/default.do?siteurl=synopsys&service=0

Meeting Number: 336 918 837

Passcode:  toffer1

Teleconference:  888 635-9997; Participant Code:  214105

Thursday, July 19, 2007 - 1:00 p.m. EDT

Laurier meeting room, Nepean/Ottawa

https://synopsys.webex.com/mw0304l/mywebex/default.do?siteurl=synopsys&service=0

Meeting Number: 332 107 228

Passcode: toffer2

Teleconference:  888 635-9997; Participant Code:  214105

If you still have questions, you should contact Erika Varga McEnroe, Associate General Counsel, Synopsys, Inc. (phone:  (650) 584-4241, e-mail emcenroe@synopsys.com)